China Yuchai Announces Issuance of Medium-Term Notes
by Key Subsidiary

Singapore, Singapore, May 30, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) further to the receipt of approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of Rmb denominated 3-year unsecured medium- term notes (“Notes”) amounting to Rmb 1.6 billion had, on May 28, 2013 issued the first tranche of the Notes amounting to Rmb 1 billion. The par value and issue price of each Note is Rmb 100. The fixed annual interest payable on the Notes is 4.69% which is the rate as of May 30, 2013. The maturity date of the Notes is May 30, 2016.

Subscription to and trading of the Notes is only available in China to institutional investors of China’s National Inter-bank Bond Market. The first tranche of the Notes was underwritten by China CITIC Bank Corporation Limited. The proceeds from the issuance of the Notes are to be used by GYMCL to repay bank loans and for working capital purposes. It is believed that the issuance of the Notes is a cost-effective option of raising capital given that China’s benchmark one-year lending rate is at 6%.

This press release does not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to register any portion of the Notes issue referred to above in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that can be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com